PEOPLE’S LIBERATION INC.

December 16, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Re:	People’s Liberation, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-16075

Ladies and Gentlemen:

People’s Liberation, Inc. (the “Company”) hereby provides the following responses in reply to the Staff’s comment letter, dated December 6, 2011 (the “Comment Letter”).  Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2010
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 11 - Note Payable to Related Parties and Asset Purchase Agreement, page 54

1.
We reviewed your response to our prior comment 1, noting that you determined the fair value of 50% of the settlement to be $750,000.  We also note that such fair value determination was based on management’s evaluation of the alternative financing arrangements and current market conditions.  Considering the outcome of the litigation was “difficult to predict,” please tell us specifically how you determined the fair value of 50% of such future settlement in August 2010, including the methods used and related assumptions.  In this regard, please tell us how the $750,000 purchase price relates to both your best estimate of the outcome of this litigation and the range of potential outcomes at that time.

As discussed in our prior response, the Company negotiated with various financing entities in order to obtain a working capital loan.  The Company was not successful in obtaining financing from other sources with better terms than those received from ECA, New Media and Mobility (collectively the “Investors”).  Throughout its negotiations, the Company expressed its desire to borrow approximately $1.5 million in total debt but the terms offered to the Company by the Investors for such a loan were too egregious to the Company.  The Investors were only willing to invest $1.5 million in the Company in a transaction that offered upside potential.  The Asset Purchase Agreement provided this upside and the Company was able to negotiate the Note Payable on more acceptable terms as a result of the entry into the Asset Purchase Agreement, including a more favorable interest rate on the Note Payable and more favorable repayment terms.  The purchase price of $750,000 was determined to be the fair value of 50% of the litigation settlement as we had no other means of determining fair value other than the best price offered to us after negotiations with the Investors.  The purchase price was not determined based on the Company’s best estimate of the outcome of the litigation or the range of potential outcome as, in August 2010, there was great uncertainty as to the amount and timing of receipt of damages the Company would recover in the litigation, if any.

Securities and Exchange Commission
December 12, 2011

2.
Additionally, we note you entered into the Asset Purchase Agreement with ECA, New Media and Mobility because you were unable to negotiate terms for a loan which were more favorable than the terms you entered into with these parties; however, we note you were able to enter into a $750,000 loan with these parties.  Please tell us about the facts and circumstances that led to this funding source being structured as a $750,000 loan and a $750,000 asset purchase agreement versus a $1.5 million loan.

The Company entered into both the Asset Purchase Agreement and the Note Payable in conjunction with each other for the reason described above.

*  *  *  *  *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filing referred to above.  We also acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing.  We further acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above is responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please telephone me at (213) 745-2123.

Sincerely, /s/ Colin Dyne Colin Dyne, Chief Executive Officer